Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

August 5, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Cecilia Blye, Office of Global Security Risk
Daniel Leslie, Staff Attorney

Re:	Harsco Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-03970

Ladies and Gentlemen:
Harsco Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 23, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2013, filed February 27, 2014.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. As discussed with Daniel Leslie on August 4, 2014, the Company is requesting that it be allowed to respond no later than August 15, 2013. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments, particularly in light of the international regions to which the inquiries apply.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger, III
F. Nicholas Grasberger, III
President and Chief Executive Officer